Exhibit (a)(1)(J)

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

2005 RoW MASTER EQUITY INCENTIVE PLAN

RESTRICTED STOCK UNIT AGREEMENT 1

    1.        Grant. The Company hereby grants to the Employee an Award of Restricted Stock Units (“RSUs”), as set forth in the Notice of Grant of Restricted Stock Units and subject to the terms and conditions in the Notice of Grant and this Restricted Stock Unit Agreement (together the “Award Agreement”) and the Company’s 2005 RoW Master Equity Incentive Plan (the “Plan”). Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Award Agreement.

    2.        Company’s Obligation. Each RSU represents the right to receive a Share on the vesting date. Unless and until the RSUs vest, the Employee will have no right to receive Shares under such RSUs. Prior to actual distribution of Shares pursuant to any vested RSUs, such RSUs will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

    3.        Vesting Schedule. Subject to paragraph 4, the RSUs awarded by this Award Agreement will vest in the Employee according to the vesting schedule specified in the Notice of Grant.

    4.        Forfeiture upon Termination as Service Provider. Notwithstanding any contrary provision of this Award Agreement or the Notice of Grant, if the Employee terminates service as a Service Provider for any or no reason prior to vesting, the unvested RSUs awarded by this Award Agreement will thereupon be forfeited at no cost to the Company.

    5.        Payment after Vesting. Any RSUs that vest in accordance with paragraph 3 will be paid to the Employee (or in the event of the Employee’s death, to his or her estate) in Shares, provided that to the extent determined appropriate by the Company or the Employee’s actual employer, in their sole discretion, the minimum statutorily required income tax (including foreign, federal, state and local taxes), social insurance, payroll tax, payment on account or other tax-related withholding (“Tax Related Items”) with respect to such RSUs may be paid by reducing the number of vested RSUs actually paid to the Employee in accordance with Paragraph 16.

    6.        Payments after Death. Any distribution or delivery to be made to the Employee under this Award Agreement will, if the Employee is then deceased, be made to the administrator or executor of the Employee’s estate. Any such administrator or executor must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

1 This Restricted Stock Unit Agreement will vary in accordance with applicable local requirements, including, but not limited to, the local requirements of China, France, Italy, Switzerland and the United Kingdom. In addition, employees in the United Kingdom will be asked to execute a joint election form as indicated in Schedule N to the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 18, 2006.

    7.        Rights as Shareholder. Neither the Employee nor any person claiming under or through the Employee will have any of the rights or privileges of a shareholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Employee or Employee’s broker.

    8.        No Effect on Employment. THE EMPLOYEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER AT THE WILL OF THE COMPANY OR THE EMPLOYEE’S EMPLOYER (AND NOT THROUGH THE ACT OF BEING HIRED, BEING AWARDED AN RSU OR RECEIVING SHARES HEREUNDER). THE EMPLOYEE FURTHER ACKNOWLEDGES AND AGREES THAT THIS AWARD AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE WITH THE EMPLOYEE’S RIGHT OR THE COMPANY’S (OR THE EMPLOYEE’S EMPLOYER’S) RIGHT TO TERMINATE THE EMPLOYEE’S RELATIONSHIP AS A SERVICE PROVIDER AT ANY TIME, WITH OR WITHOUT CAUSE.

    9.        Address for Notices. Any notice to be given to the Company under the terms of this Award Agreement will be addressed to the Company at Diamond Tower, 3A Jabotinsky Street, Ramat-Gan 52520, Attn: Stock Administration, or at such other address as the Company may hereafter designate in writing or electronically.

    10.        Grant is Not Transferable. Except to the limited extent provided in paragraph 6 and under the Plan, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.

    11.        Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Award Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto. The Plan and this Award Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Employee with respect to the subject matter hereof, and may not be modified adversely to the Employee’s interest except by means of a writing signed by the Company and the Employee.

    12.        Additional Conditions to Issuance of Ordinary Shares. If at any time the Company will determine, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to the Employee (or his or her estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company. The Company will make all reasonable efforts to meet the requirements of any such state or federal law or securities exchange and to obtain any such consent or approval of any such governmental authority.

    13.        Plan Governs. This Award Agreement and the Notice of Grant are subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Award Agreement or the Notice of Grant and one or more provisions of the Plan, the provisions of the Plan will govern.

    14.        Administrator Authority. The Administrator will have the power to interpret the Plan and this Award Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any RSUs have vested and whether the Employee is actively providing services for purposes of the grant and vesting of the RSUs). All actions taken and all interpretations and determinations made by the Administrator in good faith will be final and binding upon Employee, the Company and all other interested persons. No member of the Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Award Agreement.

    15.        Labor Law. By accepting this RSU award, the Employee acknowledges that: (a) the Plan is established voluntarily by the Company, it is discretionary in nature and may be modified, amended, suspended or terminated by the Company at any time, as provided in the Plan; (b) the grant of these RSUs is voluntary and occasional and does not create any contractual or other right to receive future grants of RSUs, or benefits in lieu of RSUs even if RSUs have been awarded repeatedly in the past; (c) all determinations with respect to any future grants, including, but not limited to, the times when the RSUs will be granted, the number of RSUs subject to each RSU award and the time or times when the RSU will vest, will be at the sole discretion of the Company; (d) the Employee’s participation in the Plan is voluntary; (e) these RSUs are an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Company or to the Employee’s actual employer, and RSUs are outside the scope of the Employee’s employment contract, if any; (f) these RSUs are not part of the Employee’s normal or expected compensation or salary for any purposes, including, but not limited to calculation of any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; (g) neither the award of RSUs nor any provision of this Award Agreement, the Plan or the policies adopted pursuant to the Plan confer upon Employee any right with respect to employment or continuation of current employment, and in the event that Employee is not an employee of the Company or any Affiliate, RSUs shall not be interpreted to form an employment contract or relationship with the Company or any Affiliate; (h) the vesting of these RSUs will cease upon termination of employment for any reason except as may otherwise be explicitly provided in the Plan or this Award Agreement; (i) the future value of the underlying Shares is unknown and cannot be predicted with certainty; (j) if Employee receives Shares, the value of such Shares acquired on vesting of RSUs may increase or decrease in value; (k) these RSUs have been granted to Employee in the Employee’s status as a Service Provider of the Company; and (l) no claim or entitlement to compensation or damages shall arise from any diminution in value of the RSUs or Shares received upon vesting of RSUs resulting from termination of the Employee’s employment by the Company or the Employee’s actual employer (for any reason whatsoever and whether or not in breach of local labor laws) and Employee irrevocably releases the Company and Employee’s actual employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arise, then, by signing this Award Agreement, Employee shall be deemed irrevocably to have waived his or her entitlement to pursue such claim; and (m) in the event of involuntary termination of Employee’s employment (whether or not in breach of local labor laws), Employee’s right to receive RSUs and vest under the Plan, if any, will terminate effective as of the date that Employee is no longer actively employed and will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law); furthermore, in the event of involuntary termination of employment (whether or not in breach of local labor laws), Employee’s right to receive Shares pursuant to the RSUs after termination of employment, if any, will be measured by the date of termination of Employee’s active employment and will not be extended by any notice period mandated under local law; the Administrator shall have the exclusive discretion to determine when the Employee is no longer actively employed for purposes of the award of RSUs.

    16.        Responsibility for Taxes. Regardless of any action the Company or Employee’s actual employer takes with respect to any Tax Related Items, Employee acknowledges that the ultimate liability for all Tax Related Items legally due by Employee is and remains Employee’s responsibility and the Company and/or the Employee’s actual employer (i) make no representations or undertakings regarding the treatment of any Tax Related Items in connection with any aspect of the RSUs, including the grant of the RSUs, the vesting of RSUs, the conversion of the RSUs into Shares, the subsequent sale of any Shares acquired at vesting and the receipt of any dividends; and (ii) do not commit to structure the terms of the grant or any aspect of the RSUs to reduce or eliminate the Employee’s liability for Tax Related Items.

        Prior to the issuance of Shares upon vesting of RSUs or the receipt of an equivalent cash payment, Employee shall pay, or make adequate arrangements satisfactory to the Company or the Employee’s actual employer (in their sole discretion) to satisfy all withholding and payment on account obligations of the Company and/or the Employee’s actual employer. In this regard, Employee authorizes the Company or the Employee’s actual employer to withhold all applicable Tax Related Items legally payable by Employee from Employee’s wages or other cash compensation payable to Employee by the Company or the Employee’s actual employer may, in their sole discretion, (i) sell or arrange for the sale of Shares to be issued on the vesting of RSUs to satisfy the withholding or payment on account obligation, and/or (ii) withhold in Shares, provided that the Company and the Employee’s actual employer shall withhold only the amount of Shares necessary to satisfy the minimum withholding amount. Employee shall pay to the Company or the Employee’s actual employer any amount of Tax Related Items that the Company or the Employee’s actual employer may be required to withhold as a result of Employee’s receipt of RSUs, the vesting of RSUs, or the conversion of vested RSUs to Shares that cannot be satisfied by the means previously described. The Company may refuse to deliver Shares to Employee if Employee fails to comply with Employee’s obligation in connection with the Tax Related Items as described herein.

     17.        Data Privacy Notice and Consent. Employee hereby explicitly and unambiguously consents to thecollection, use and transfer, in electronic or other form, of Employee’s personal data as described in this Award Agreement by and among, as applicable, Employee’s employer, the Company and its Affiliates for the exclusive purpose of implementing, administering and managing Employee’s participation in the Plan.

        Employee understands that the Company and Employee’s actual employer may hold certain personal information about Employee, including, but not limited to, Employee’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all RSUs or any other entitlement to Shares awarded, canceled, vested, unvested or outstanding in Employee’s favor, for the purpose of implementing, administering and managing the Plan (“Data”). Employee understands that Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in Employee’s country, or elsewhere, and that the recipient’s country may have different data privacy laws and protections than Employee’s country. Employee understands that Employee may request a list with the names and addresses of any potential recipients of the Data by contacting Employee’s local human resources representative. Employee authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing Employee’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker, escrow agent or other third party with whom the Shares received upon vesting of the RSUs may be deposited. Employee further understands that Data will be held only as long as is necessary to implement, administer and manage Employee’s participation in the Plan. Employee understands that Employee may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Employee’s local human resources representative. Employee understands that refusal or withdrawal of consent may affect Employee’s ability to participate in the Plan. For more information on the consequences of Employee’s refusal to consent or withdrawal of consent, Employee understands that Employee may contact Employee’s local human resources representative.

    18.        Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to RSUs awarded under the Plan or future RSUs that may be awarded under the Plan by electronic means or request Employee’s consent to participate in the Plan by electronic means. Employee hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

    19.        Severability. If one or more of the provisions of this Award Agreement shall be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the invalid, illegal or unenforceable provisions shall be deemed null and void; however, to the extent permissible by law, any provisions which could be deemed null and void shall first be construed, interpreted or revised retroactively to permit this Award Agreement to be construed so as to foster the intent of this Award Agreement and the Plan.

    20.        Language. If Employee has received this Award Agreement or any other document related to the Plan translated into a language other than English and if the translated version is different than the English version, the English version will control.

    21.        Governing Law. This Award Agreement shall be governed by the laws of the State of Israel without regard to local laws that might cause other law to govern under applicable principles of conflicts of law. For purposes of litigating any dispute that arises under this award of RSUs or this Award Agreement, the parties hereby submit to and consent to the jurisdiction of Israel and agree that such litigation shall be conducted in the courts of Israel and no other courts, where this award of RSUs is made and/or to be performed.

Check Point 2006 Equity Compensation
Notice of Grant

Unless otherwise defined herein, the terms defined in the 2005 Row Master Equity Incentive Plan will have the same defined meanings in this Notice of Grant.

Background

In 2006 the accounting rules that govern stock options changed. In the past, stock options with an exercise price equal to the market price at the time of grant were not accounted for as a direct expense – allowing companies to allocate stock options with a relatively low impact on their financial results. However, as a result of recent changes, companies now need to account for the cost of allocating stock options as an expense in their financial results. This presents a challenge to companies that want their employees to participate in owning the companies’ equity.

We decided to look at the new rules as an opportunity to create a positive change in our employee compensation, as explained below.

Like any compensation data, you are required to keep information about the new program confidential within the Company and outside the Company.

Check Point Restricted Stock Units (RSUs)

A RSU is a commitment by the Company to issue an ordinary share in the future, subject to vesting. There is no exercise price. Upon vesting, the Company issues a share that is worth the market value on that date. For example, if you receive 10 RSUs, upon vesting you will receive 10 Check Point ordinary shares which are worth the market value at that time. Because an RSU represents a share, and the market price of our shares is constantly changing, the value of the RSU can be higher or lower than the initial value allocated. (e.g., 10 vested RSUs at a share price of $17 equals $170, at share price of $20 will equal $200 and at a Share price of $14 will equal $140). By way of contrast, stock options have an exercise price. This means that there is a profit only if the share price goes higher than the exercise price (e.g., assume 10 stock options issued with an exercise price of $17 and upon vesting a share price of $20, then the net gain is $30).

Like options, RSUs have a vesting schedule and are tied to your employment with the Company. The vesting terms are slightly different from our current stock option merit program. First, the vesting of the RSUs is annual and more front-end loaded than our option plan. The RSU vesting schedule is as follows: 20% a year after years one and two, and 30% a year after years three and four, subject to your continued service to the Company on each applicable vesting date.

Second, RSUs are allocated to employees that consistently performed well. Thus, the vesting of RSUs is dependent on your performance level. If your latest performance rating drops to one of our lowest levels (approximately 20% of employees) your vesting will be delayed until your performance improves (It is not common for employees that receive merit grants to drop to these levels). If your performance improves beyond that level in the next performance period (usually six months later) the pending RSUs will vest and normal vesting will resume ticking.

Tax Considerations

Tax considerations may vary by country. In general, the grant value is considered regular income and will be taxed accordingly. Value appreciation (increase in stock price) could be taxed at the local capital gain tax which may be different from regular income tax. You acknowledge that you have the ultimate liability for all tax related items legally due and such obligations remain your responsibility. Prior to the issuance of Shares upon vesting of RSUs or the receipt of an equivalent cash payment, you will pay, or make adequate arrangements satisfactory to the Company or your employer (in the Company’s sole discretion) to satisfy all withholding and payment on account obligations of the Company and/or your employer. By accepting this grant, you authorize the Company to withhold all applicable taxes through the withholding of shares or from compensation payable to you or in any other manner as described in the Agreement.

For more information please contact:
In INTL – rsu_intl@checkpoint.com

Restricted Stock Unit Merit Grant Details

Employee Name

You have been granted a sum of $XXX in the form of XXX Restricted Stock Units (based on the stock price at the date of grant). Each such Unit is equivalent to one Ordinary Share of the Company for purposes of determining the number of Shares subject to this award. None of the Restricted Stock Units will be issued (nor will you have the rights of a shareholder with respect to the underlying shares) until the vesting conditions described below are satisfied.

Approved Grant Amount: $xxx

Actual RSUs: xx

Grant Date:

Vesting Schedule:

Date1	x RSUs (20% of RSUs)

Date2	x RSUs (20% of RSUs)

Date3	x RSUs (30% of RSUs)

Date4	x RSUs (30% of RSUs)

The above schedule requires the attainment of a minimum level of performance, as specified in the letter accompanying this Notice of Grant. The grant is also subject to the Company’s 2005 RoW Master Equity Incentive Plan and the form of Restricted Stock Unit Agreement. The vesting of your RSUs is contingent on you remaining a service provider to the Company through each applicable vesting date.

You acknowledge and agree that this agreement and the vesting schedule set forth herein does not constitute an express or implied promise of continued engagement as a Service Provider for the vesting period, for any period, or at all, and shall not interfere with your right or the Company’s right to terminate your relationship as a Service Provider at any time, with or without cause. You hereby agree to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions relating to the Plan and this Award.

By your signature below, you agree that this Notice of Grant, the form of Restricted Stock Unit Agreement and the 2005 RoW Master Equity Incentive Plan constitute your entire agreement with respect to this Award.

GRANTEE:

_________________________
Signature

_________________________
Print Name

_________________________	_________________________
Employee Signature	Check Point Signature

_________________________	_________________________
Date	Date